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UNITED STATES	OMB Number:	3235-0167
SECURITIES AND EXCHANGE COMMISSION	Expires:	July 31, 2024
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37495

Legacy IMBDS, Inc.

(Exact name of registrant as specified in its charter)

6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value; 8.50% Senior Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock: *0 8.50% Senior Notes: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 1, 2024	By:	/s/ James Alt
James Alt
Chief Transformation Officer

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* On February 21, 2024, following a confirmation hearing held on that date, the United States Bankruptcy Court for the District of Delaware entered the order confirming the Combined Joint Chapter 11 Plan of Liquidation and Disclosure Statement of Legacy IMBDS, Inc. (the “Company”) and certain of its subsidiaries (as it may be amended, supplemented or otherwise modified the “Confirmation Order”). The Confirmation Order confirmed the Combined Joint Chapter 11 Plan of Liquidation and Disclosure Statement for the Company and such subsidiaries (as amended, supplemented or otherwise modified, the “Plan of Liquidation”). The Plan of Liquidation became effective on April 1, 2024. Pursuant to the terms of the Plan of Liquidation, among other things, all of the Company’s existing equity interests, consisting of authorized and outstanding shares of Common Stock, were canceled.